SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November 14, 2016

4Q15 and 2015 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces its consolidated results for the fourth quarter (4Q15) and full year of 2015, which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 4Q15 and 2015 consolidated results and comparisons refer to the third quarter of 2015 (3Q15) and fourth quarter of 2014 (4Q14) and 2014, unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.9048 on December 31, 2015 and R$3.9722 on September 30, 2015.

Highlights	3Q15	4Q15	2014	2015	Change
4Q15	x	3Q15	2015	x	2014

Steel Sales (thousand t)	1,191	1,130	5,177	4,990	(5%)	(4%)
- Domestic Market	58%	57%	72%	59%	(1%)	(13%)
- Overseas Subsidiaries	39%	37%	25%	37%	(2%)	12%
- Exports	3%	6%	3%	4%	3%	1%

Iron Ore Sales (thousand t)¹	7,585	6,656	28,878	25,670	(12%)	(11%)
- Domestic Market	-	7%	-	2%	7%	2%
- Exports	100%	93%	100%	98%	(7%)	(2%)

Consolidated Results (R$ Million)
Net Revenue	3,956	3,678	16,126	15,332	(7%)	(5%)
Gross Profit	941	767	4,534	3,532	(18%)	(22%)
Adjusted EBITDA²	853	686	4,729	3,251	(20%)	(31%)

Adjusted Net Debt³	23,417	26,499	18,908	26,499	13%	40%
Adjusted Cash Position³	12,236	8,862	12,082	8,862	(28%)	(27%)
Net Debt / Adjusted EBITDA²	6.6x	8.2x	4.0x	8.2x	1.6x	4.0x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

2 Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% stake in Namisa until November 2015 and 100% stake in Congonhas Minérios as of December 2015.

³ Adjusted Net Debt and Adjusted Cash include 33.27% stake in MRS, 60% stake in Namisa and 50% stake in CBSI until November 2015. As of December 2015, they include 100% stake in Congonhas Minérios, 37.27% stake in MRS and 50% stake in CBSI, aside from not including forfaiting and drawee risk operations.

Market Indicators on December 31, 2015
BM&FBovespa (CSNA3): R$4.00/share	Market Cap BM&FBovespa: R$5.55 billion
NYSE (SID): US$0.98/ADR (1 ADR = 1 share)	Market Cap NYSE: US$1.36 billion
Total no. of shares = 1,387,524,047

Economic Scenario

In 2015, the Chinese activity figures confirmed the country’s economic slowdown, adversely impacting the emerging nations due to its reduction in demand, especially for commodities. The Eurozone continued to recover, recording annual GDP growth of 1.5%, while the United States pushed up interest to 0.5% p.a., following signs of an economic rally. The IMF estimates global GDP growth of 3.4% in 2016 and 3.6% in 2017.

The U.S. economy posted growth of 0.7% in 4Q15, closing the year with GDP expansion of 2.4%. Household consumption, which corresponds to almost 60% of the country’s economic activity, had a strong impact on this result, moving up by 3.1% in the final quarter.

China registered the most modest GDP growth for the last 25 years, reaching 6.9% during 2015. Industrial production, a strong indicator of the country’s growth, climbed by 6.1%, versus 8.3% in 2014, reinforcing prospects of a slowdown in the short period.

Brazilian GDP fell by 3.8% in 2015, reflecting a scenario dominated by political and economic uncertainties. Industry shrank by 6.2%, led by the manufacturing industry, with a 9.7% downturn, while the service sector recorded a decline of 2.7%, influenced by the 8.9% reduction in commerce. Finally, agriculture and livestock recorded growth of 1.8%.

Household consumption fell by 4.0% over 2014, jeopardized by increased interest rates, inflation of 10.67% and a shrinking job market. According to the IBGE’s Monthly Employment Survey, unemployment reached 6.9% in December, the highest level since 2007.

The Central Bank’s Focus Report estimates a further GDP decline of 3,66% in 2016, accompanied by inflation of 7,31%.

Macroeconomic Projections	2016	2017E
IPCA (%)	7.31	6.00
Commercial dollar (EoP - R$)	4.15	4.20
SELIC target (EoP - %)	14.25	12.50
GDP (%)	(3.66)	(0.35)
Industrial Production (%)	(4.40)	(0.85)

         Source: FOCUS BACEN                                                                                                                                                                                                                          Base: 03/28/2016

For further information, please visit our corporate website at www.csn.com.br/ri	2

CSN’s Consolidated Result

•         Net revenue totaled R$3,678 million in 4Q15 and R$15,332 million in 2015, 7% and 5% down on 3Q15 and 2014, respectively. The quarter-on-quarter decline was influenced by lower sales volume from steel and mining operations, while the year-on-year reduction was chiefly due to the lower prices practiced in the mining segment.

•         COGS amounted to R$2,912 million, 3% down on 3Q15, while annual COGS stood at R$11,800 million, 2% up on 2014, mostly due to the impact from the foreign exchange variation on steel operations.

•         Fourth-quarter gross profit totaled R$767 million, 18% down on 3Q15, while the gross margin narrowed by 3 p.p. to 21%. In 2015, gross profit amounted to R$3,532 million, 22% less than in 2014, while the gross margin fell by 5 p.p. to 23%.

•         Selling, general and administrative expenses (SG&A) came to R$537 million in 4Q15, 2% higher than in the previous quarter, while annual SG&A expenses climbed by 29% over 2014 to R$1,883 million, chiefly due to higher freight expenses abroad.

•         Other operating income (expenses) was income of R$2,913 million in 4Q15, versus an expense of R$85 million in 3Q15. In 2015, this line was positive by R$2,391 million from income of R$3,726 million and expenses of R$1,334 million. Other operating income was impacted by the business combination gain totaling R$3,413 million, as explained in the “Business Combination” section.

•         In 4Q15, the proportional net financial result was negative by R$231 million, due to: i) financial expenses (excluding the exchange variation) of R$483 million; ii) the negative exchange variation result of R$48 million; iii) a negative R$140 million from hedge accounting and R$153 million from the derivative result and; iv) financial revenue of R$286 million. In 2015, the proportional net financial result was negative by R$2,265 million.

Financial Result (R$ Million)	3Q15	4Q15	2014	2015
Financial Result - IFRS	(1,549)	(183)	(3,085)	(3,373)
(+) Financial Result of Joint-Venture	770	(48)	286	1,108
(+) Namisa	800	(34)	349	1,194
(+) MRS	(29)	(15)	(63)	(86)
(=) Proportional Financial Result¹	(779)	(231)	(2,799)	(2,265)
Financial Revenues	123	289	226	532
Financial Expenses	(901)	(531)	(2,974)	(2,809)
Financial Expenses (ex-exchange rates variation)	(1,034)	(483)	(3,125)	(3,225)
Result with Exchange Rate Variation	133	(48)	152	416
Monetary and Exchange Rate Variation	(1,751)	245	(216)	(1,907)
Hedge Accounting	1,214	(140)	121	1,420
Notional Amount of Derivatives Contracted	671	(153)	247	904
Other	-	12	(51)	12

¹The proportional financial result considers stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, from December 2015 on.

For further information, please visit our corporate website at www.csn.com.br/ri	3

•         CSN’s equity result amounted to R$1,160 million in 2015, higher than the R$331 million posted in 2014, chiefly influenced by the impact of the exchange variation on Namisa’s cash. The table below presents a breakdown of this item:

Share of profits (losses) of investees (R$ Million)	3Q15	4Q15	2014	2015	Change
4Q15	x	3Q15	2015	x	2014
Namisa	867	(58)	673	1,157	-	72%
MRS Logística	17	29	102	79	74%	(23%)
CBSI	-	-	1	(3)	-	-
TLSA	(9)	(8)	(27)	(31)	(13%)	13%
Arvedi Metalfer BR	(5)	(8)	(6)	(16)	56%	184%
Eliminations	(8)	(9)	(412)	(25)	6%	(94%)
Share of profits (losses) of investees	861	(55)	331	1,160	-	250%

•         CSN recorded fourth-quarter net income of R$2,371 million, versus a net loss of R$533 million in 3Q15, due to the business combination gains in mining operations. Annual net income totaled R$1,616 million, reversing the R$112 million net loss posted in 2014.

Adjusted EBITDA (R$ Million)	3Q15	4Q15	2014	2015	Change
4Q15	x	3Q15	2015	x	2014
Profit (loss) for the Period	(533)	2,371	(112)	1,616	-	-
Depreciation and Amortization	285	308	1,245	1,136	8%	(9%)
Income Tax and Social Contribution	169	527	(151)	189	211%	-
Finance Income	1,549	183	3,081	3,373	(88%)	9%
EBITDA (ICVM 527)	1,470	3,389	4,063	6,313	131%	55%
Other Operating Income (Expenses)	85	(2,913)	567	(2,392)	-	-
Share of Profit (Loss) of Investees	(861)	55	(331)	(1,160)	-	250%
Proportionate EBITDA of Joint Ventures	159	155	431	490	(3%)	14%
Adjusted EBITDA	853	686	4,729	3,251	(20%)	(31%)

•         Adjusted EBITDA amounted to R$686 million in 4Q15, versus R$853 million in the previous quarter, accompanied by a margin of 17%, down by 3 p.p. In 2015, adjusted EBITDA stood at R$3,251 million, versus R$4,729 million in 2014, with a margin of 20%, down by 7 p.p.

For further information, please visit our corporate website at www.csn.com.br/ri	4

Debt

The adjusted values of EBITDA, Debt and Cash consider stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, from December 2015 on, as well as financial investments used as collateral for foreign exchange operations on the BM&FBovespa. On December 31, 2015, consolidated net debt totaled R$26,499 million, while the net debt/EBITDA ratio was 8.15x, based on LTM adjusted EBITDA.

Foreign Exchange Exposure

Net foreign exchange exposure generated by the difference in dollar-denominated assets and liabilities, contracted derivatives and hedge accounting booked by CSN totaled US$173 million on December 31, 2015. The derivatives contracted form a long USD position achieved through the purchase of NDFs (Non-Deliverable Forwards).  The hedge accounting adopted by CSN correlates the projected export flows in dollars with part of the future debt maturities in the same currency. As a result, the exchange variation of part of dollar-denominated debt is temporarily recorded under shareholder’s equity, being transferred to the income statement when the dollar revenue from these exports is received.

Foreign Exchange Exposure¹ (US$ Million)	09/30/2015		12/31/2015
	(IFRS)	Proportional²	(IFRS)³
Cash and cash equivalents overseas	1,177	2,102	1,625
Accounts receivables	195	223	170
Total assets	1,372	2,325	1,795
Borrowings and financing	(4,576)	(4,576)	(4,569)
Accounts Payable	(110)	(126)	(20)
Other liabilities	(16)	(17)	(25)
Total liabilities	(4,701)	(4,719)	(4,615)

Foreign exchange exposure	(3,329)	(2,394)	(2,820)

Notional amount of derivatives contracted, net	1,285	1,285	1,435
Cash flow hedge accounting	1,566	1,566	1,558

Net foreign exchange exposure	(478)	457	173

¹After the conclusion of the Business Combination, via assets transfer to Congonhas Minérios, CSN consolidates 100% of this new company cash. The proportional foreign exchange exposure view will no longer be needed.

² The proportional foreign exchange exposure includes 60% stake in Namisa, excluding stake in MRS.

For further information, please visit our corporate website at www.csn.com.br/ri	5

³The IFRS foreign exchange exposure of 12/31/2015 includes 100% stake in Congonhas Minérios, excluding stake in MRS.

Capex

CSN invested R$2,170 million in 2015, taking advantage of opportunities to accelerate projects that enhance competitiveness, including:

•         The acquisition of new mining equipment, anticipating some of the investments scheduled for 2016 due to current favorable financing conditions. These items of equipment were already helping to reduce mining costs in 2015.

•         The accelerated development of the Arcos´ clinker kiln project in Minas Gerais, anticipating higher operating margins in the Southeast System.

•         Revamp of the Turbo Generator (TG20) in Presidente Vargas Plant, recovering the nominal energy capacity of 117MW in the TG20.

Of total investments, R$376 million went to spare parts and R$561 million to current investments.

Investment (R$ Million)	1Q15	2Q15	3Q15	4Q15	2014	2015
Steel	121	159	173	130	565	583
Mining	116	296	473	97	699	982
Cement	90	92	139	218	506	539
Logistics	11	13	19	19	423	62
Others	0	4	0	0	44	4
Total Investment - IFRS	338	564	804	464	2,236	2,170

Working Capital

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits (Note 6 of the financial statements).

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed. (Note 7 of the financial statements);

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes (Note 15 of the financial statements);

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments (Note 16 of the financial statements);

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities (Note 14 of the financial statements.

•         Suppliers: Includes Forfaiting and Drawee Risk (Note 2a)

As a result, working capital applied to the Company’s businesses totaled R$3,385 million in 4Q15, R$594 million less than in 3Q15, chiefly due to the R$802 million reduction in accounts receivable, while inventories rose by R$254 million. On the same comparison basis, the average receivable decreased by 16 days and the supplier payment increased by 4 days. The inventory turnover increased by 9 days.

For further information, please visit our corporate website at www.csn.com.br/ri	6

Working Capital (R$ MM)	4Q14	3Q15	4Q15	Change
4Q15	x	3Q15	4Q15	x	4Q14
Assets	4,996	6,371	5,869	(502)	873
Accounts Receivable	1,651	2,302	1,501	(802)	(150)
Inventories Turnover	3,286	3,838	4,092	254	806
Advances to Taxes	59	231	276	45	217
Liabilities	2,220	2,392	2,484	92	264
Suppliers	1,639	1,724	1,671	(53)	32
Salaries and Social Contribution	220	282	257	(25)	37
Taxes Payable	338	328	505	178	167
Advances from Clients	23	59	51	(8)	28
Working Capital	2,776	3,979	3,385	(594)	609

Turnover Ratio (days)	4Q14	3Q15	4Q15	Change
4Q15	x	3Q15	4Q15	x	4Q14
Receivables	31	46	30	(16)	(1)
Supplier Payment	52	53	57	4	5
Investory Turnover	105	118	127	9	22
Cash Conversion Cycle	84	111	100	(11)	16

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

¹ Namisa’s former assets.

As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented. For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

For further information, please visit our corporate website at www.csn.com.br/ri	7

Results by Segment 4Q15	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ Million)
Net Revenue	2,579	907	62	331	102	61	(363)	3,678
Domestic Market	1,473	88	62	331	102	61	(414)	1,703
Foreign Market	1,106	819	-	-	-	-	50	1,975
Cost of Goods Sold	(2,267)	(598)	(42)	(207)	(89)	(50)	341	(2,912)
Gross Profit	312	309	20	124	13	10	(22)	767
Selling, General and Administrative Expenses	(267)	(22)	(5)	(23)	(21)	(6)	(199)	(544)
Depreciation	178	105	3	50	14	4	(47)	308
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	155	155
Adjusted EBITDA	222	392	19	151	6	9	(113)	686

For further information, please visit our corporate website at www.csn.com.br/ri	8

Results by Segment 3Q15 (R$ Million)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Elliminations	Consolidated
Net Revenue	2,737	942	60	295	114	60	(252)	3,956
Domestic Market	1,539	14	60	295	114	60	(252)	1,830
Foreign Market	1,198	928	-	-	-	-	(0.1)	2,126
Cost of Goods Sold	(2,270)	(625)	(37)	(202)	(99)	(50)	268	(3,015)
Gross Profit	467	317	23	93	14	10	17	941
Seling, General and Administrative Expenses	(249)	(16)	(4)	(22)	(19)	(6)	(215)	(531)
Depreciation	168	94	3	48	13	4	(46)	285
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	159	159
Adjusted EBITDA	386	395	22	119	9	8	(85)	853

Results by Segment 2015	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ Million)
Net Revenue	11,203	3,187	213	1,157	432	245	(1,104)	15,332
Domestic Market	6,757	175	213	1,157	432	245	(1,227)	7,752
Foreign Market	4,446	3,012	-	-	-	-	122	7,580
Cost of Goods Sold	(9,127)	(2,324)	(142)	(788)	(330)	(196)	1,107	(11,800)
Gross Profit	2,076	864	71	369	102	49	2	3,532
Selling, General and Administrative Expenses	(955)	(70)	(20)	(90)	(73)	(23)	(675)	(1,906)
Depreciation	670	377	13	189	47	17	(178)	1,136
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	490	490
Adjusted EBITDA	1,791	1,171	63	469	75	43	(361)	3,251

Results by Segment 2014	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ Million)
Net Revenue	11,492	4,109	202	1,105	440	324	(1,547)	16,126
Domestic Market	8,650	307	202	1,105	440	324	(1,063)	9,966
Foreign Market	2,841	3,803	-	-	-	-	(484)	6,160
Cost of Goods Sold	(8,672)	(2,986)	(138)	(753)	(295)	(187)	1,439	(11,592)
Gross Profit	2,820	1,123	65	352	145	138	(109)	4,534
Selling, General and Administrative Expenses	(687)	(61)	(7)	(113)	(67)	(20)	(525)	(1,480)
Depreciation	802	367	11	169	38	17	(158)	1,245
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	431	431
Adjusted EBITDA	2,935	1,429	68	407	116	135	(361)	4,729

Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.62 billion tonnes in 2015, 2.8% down on 2014. According to preliminary figures from the Brazilian Steel Institute (IABr), domestic output fell by 1.9% to 33.2 million tonnes, while production of rolled products came to 22.6 million tonnes, 9.2% less than the year before, and apparent consumption dropped by 16.7% to 21.3 million tonnes, with domestic sales of 18.2 million tonnes and imports of 3.2 million tonnes. On the other hand, exports increased by 40.3% over 2014, reaching 13.7 million tonnes.

In 2016, the IABr estimates a 5.1% decline in apparent consumption to 20.3 million tonnes, with domestic sales of 17.5 million tonnes and imports of 2.8 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), steel purchases and sales by distributors fell by 21.5% and 19.9% over 2014 to 3.0 million and 3.2 million tonnes, respectively. Inventories closed the year at 1,049.5 thousand tonnes, 1.4% down on the end of the previous month, representing 4.9 months of sales.

For further information, please visit our corporate website at www.csn.com.br/ri	9

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 2.4 million units in 2015, 23% down on 2014. On the same comparison basis, vehicle licensing fell by 27%, to 2.57 million units. The association estimates vehicle sales will fall by up to 7.5% in 2016 over 2015, to 2.37 million units, while FENABRAVE (the Vehicle Distributors’ Association) expects a 6% reduction in vehicle sales.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo declined by 37% over 2014, while new unit sales fell by 6%.

According to ABRAMAT (the Construction Material Manufacturers’ Association), 2015 sales of building materials were 12.6% down on the previous year. The association revised its 2016 estimate of a reduction of between 11% and 12%, to one of 4.5%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production in 2015 fell by 16.2% over the year before, influenced by the low-level of consumers and entrepreneurs confidence.

Results from CSN’s Steel Operations

The parent company’s crude steel production totaled 998 thousand tonnes in 4Q15, 2% down on 3Q15, while consumption of slabs purchased from third-parties increased by 5% to 64 thousand tonnes. Flat rolled steel production declined by 4% over 3Q15 to 952 thousand tonnes. Annual own crude steel production came to 3.3 million tonnes, 2% less than in 2014, while rolled steel output fell by 4% to 4.3 million tonnes.

Flat Steel Production (Parent Company)	4Q14	3Q15	4Q15	Accumulated		Change
(Thousand tonnes)				2014	2015	4Q15	x	3Q15	2015	x	2014
Total Slabs (UPV + Third Parties)	1,160	1,084	1,062	4,884	3,465	(2%)			(29%)
Slab Production	1,063	1,023	998	4,398	3,257	(2%)			(26%)
Third Parties Slabs	97	61	64	427	208	5%			(51%)
Total Rolled Products	1,051	989	952	4,299	4,010	(4%)			(7%)

•         Steel product sales volume came to 1,130 thousand tonnes in 4Q15, 5% down on 3Q15. Of this total, 57% went to the domestic market, 37% were sold by our subsidiaries abroad and 6% went to exports. Annual sales totaled 4,990 thousand tonnes in 2015, 4% less than in 2014.

•         Fourth-quarter, domestic steel sales came to 643 thousand tonnes, 6% down on 3Q15, 599 thousand tonnes of which flat steel and 44 thousand tonnes long steel. Annual domestic sales totaled 2,969 thousand tonnes, 20% less than in 2014, 2,808 thousand tonnes of which flat steel and 161 thousand tonnes long steel.

For further information, please visit our corporate website at www.csn.com.br/ri	10

•         Fourth-quarter foreign sales amounted to 487 thousand tonnes, 4% down on the previous quarter. Of this total, the overseas subsidiaries sold 422 thousand tonnes, 188 thousand of which by LLC, 154 thousand by SWT and 80 thousand by Lusosider, while direct exports came to 65 thousand tonnes. Annual foreign sales stood at 2,022 thousand tonnes, 39% more than in 2014. Of this total, the overseas subsidiaries sold 1,811 thousand tonnes, 748 thousand of which by LLC, 724 thousand by SWT and 339 thousand by Lusosider, while direct exports reached 211 thousand tonnes.

•        In the fourth quarter, CSN increased its share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Domestic sales of coated products such as galvanized items and tin plate accounted for 45% of flat steel sales, versus 44% in 3Q15. In the foreign market, the share of coated products moved up from 67% of flat steel sales to 69% in 4Q15. In 2015, the domestic market accounted for 42% of coated product demand, versus 40% in 2014, while the foreign market accounted for 66%, 17 p.p. lower than in 2014.

•        Net revenue totaled R$2,579 million in 4Q15, 6% down on 3Q15, due to the reduction in domestic sales volume and sales by LLC/Lusosider, partially offset by the increase in overseas flat steel sales and the exchange variation. In 2015, net revenue came to R$11,203 million, 2% less than in 2014, influenced by the lower volume sold in the domestic market and by SWT, partially offset by higher sales by LLC/Lusosider and direct exports. In 4Q15, average net revenue per tonne remained in line with 3Q15, with a result of R$2,222, while in 2015 the average net revenue per tonne was R$2,193, 1% more than in 2014.

For further information, please visit our corporate website at www.csn.com.br/ri	11

•         COGS came to R$2,267 million in 4Q15, in line with 3Q15. Annual COGS totaled R$9,127 million, 5% up on the R$8,672 million recorded in 2014.

•        The parent company’s production costs reached R$1,659 million in 4Q15, a 4% upturn over 3Q15, primarily due to the increased cost of imported raw materials, higher electricity consumption and maintenance. In 2015, the parent company’s production costs totaled R$6,489 million, in line with the previous year’s figure.

•        Slab production costs came to R$1,060/t, 8% more than the R$979/t recorded in 3Q15. In US dollars, however, the cost fell by 1%, from US$278/t, in 3Q15, to US$276/t, due to the impact of the exchange variation on raw materials. It this way, CSN maintains its position within the steel companies with the lowest slab production costs in the world.

•         Adjusted EBITDA amounted to R$222 million in 4Q15, accompanied by a margin of 9%. In 2015, adjusted EBITDA totaled R$1,791 million, with a margin of 16%, the highest registered within its steel peer companies listed in Brazil.

Mining

In 2015, the seaborne iron ore market remained under pressure due to the increased supply capacity in Australia and Brazil. The adoption of cost reduction programs allowed the juniors producers to remain in the market. On the demand side, the infrastructure and construction, major steel consumers in China, showed a significant slowdown. Therefore, the steel volume produced by this country dropped 2% in 2015, the first reduction in more than three decades. In this scenario, iron ore prices fell by 43% over 2014, averaging US$55.50/dmt (Platts, 62% Fe, N. China).

In the fourth quarter, the factors described above were intensified. The record offer was added to the historical lowest steel prices in China. The steel companies frequently accounted low liquidity, which weakened the seasonal stocking movement. In this context, iron prices fell by 15% to an average of US$46.65/dmt (Platts, 62% Fe, N. China).

Results from CSN’s Mining Operations

•  Record of iron ore production in 2015, totaled 27,866 thousand tonnes, 7% more than in 2014, of which 26,243 thousand tonnes was from Casa de Pedra. Fourth-quarter production came to 7,218 thousand tonnes, 9% less than in 3Q15, explained by the seasonality, and 3% above 4Q14.

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•         Iron ore purchases reached 1,418 thousand tonnes in 4Q15, 7% less than in 3Q15, and 4,584 thousand tonnes in 2015, 54% less than the year before, due to the low iron ore offer from the small and medium producers during the year.

•         Iron ore sales came to 6,656 thousand tonnes1 in 4Q15, 12% less than in 3Q15. Annual iron ore sales came to 25,669 thousand tonnes, 11% less than the 28,878 thousand tonnes sold in 2014, explained by low iron ore purchase. 5,024 thousand tonnes were transfered to CSN’s own steel production until November. In December 2015, Congonhas Minérios sold 453 thousand tonnes to CSN.

Production Volume and Mining Sales	Accumulated	Change
(thousand t)	2014	2015	2015	x	2014
Iron Ore Production¹	25,993	27,866	7%
Third Parties Purchase	10,039	4,636	(54%)
Total Production + Purchase	36,032	32,502	(10%)

UPV Transfer	5,960	5,024	(16%)
Sales Volume	28,878	25,669	(11%)
Total Sales + Transfer	34,838	30,693	(12%)

Shipped Volume	32,846	28,246	(14%)

•         Net revenue from mining operations totaled R$907 million in 4Q15, 4% less than in 3Q15, due to the reduction in sales volume. FOB revenue was US$36/t in 4Q15, 5% less than the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) declined by 15% in the same period. In 2015, net revenue from mining operations totaled R$3,187 million, 22% down on 2014, due to the reduction in ore prices and sales volume. In 2015, FOB revenue stood at US$38/t, 41% less than 2014, while the price index (Platts, 62% Fe, N. China) fell by 43%.

•         In the fourth quarter, mining segment COGS came to R$598 million, 4% lower than in 3Q15, reflecting the efforts to cut production costs. In 4Q15, Casa de Pedra recorded a Chinese delivery cash cost excluding depreciation of US$33/wmt, 6% down on 3Q15. Annual mining COGS totaled R$2,324 million, 22% down on 2014, due to reduced sales volume.

1 Production and sales volumes include the 100% stake in NAMISA until November 2015 and 100% interest in Congonhas in December 2015.

Casa de Pedra Iron Ore Cost Excluding Depreciation

(US$/wmt delivered to China)

For further information, please visit our corporate website at www.csn.com.br/ri	13

Logistics

According to ABIFER (the Brazilian Railway Industry Association), the country’s railway industry, including manufacturers of locomotives and rolling stock, recorded growth of 11% in 2015, with revenue of R$6.2 billion.

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 1,007 million gross tonnes in 2015, 4% up on the year before. In the same period, bulk solids totaled 633 million tonnes, up by 7%, and container handling came to 9.1 million TEUs1 (Twenty‐Foot Equivalent Units – the standard 20-foot intermodal container size), down by 2%.

Results from CSN’s Logistic Operations

Railway Logistics: In 4Q15, net revenue reached R$331 million, generating EBITDA of R$151 million and a margin of 46%. In 2015, net revenue amounted to R$1,157 million, accompanied by EBITDA of R$469 million and an EBITDA margin of 41%.

Port Logistics: In the fourth quarter, Sepetiba Tecon handled 261 thousand tonnes of steel products, in addition to 2 thousand tonnes of general cargo and approximately 39 thousand containers. Fourth-quarter net revenue stood at R$62 million, generating EBITDA of R$19 million, accompanied by an EBITDA margin of 30%. In 2015, Sepetiba Tecon handled 926 thousand tonnes of steel products, 206 thousand tonnes of general cargo and 152 thousand containers. In the full year, net revenue from port logistics totaled R$213 million, with EBITDA of R$63 million, and an EBITDA margin of 30%.

Sepetiba TECON Highlights	4Q14	3Q15	4Q15	Accumulated		Change
				2014	2015	4Q15	x	3Q15	2015	x	2014
Containers Volume (thousand units)	44	44	39	172	151	(11%)			(12%)
Steel Products Volume (thousand t)	280	304	261	364	926	(14%)			154%
General Cargo Volume (thousand t)	86	86	2	110	205	(98%)			86%

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 10.9% in 2015 over 2014, in line with the performance of the construction industry.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 64.4 million tonnes in 2015, 9.2% less than in 2014, while apparent consumption totaled 64.9 million tonnes, down by 9.5%. SNIC estimates respective annual declines of 9% and 11% in sales and apparent consumption in 2016.

Results from CSN’s Cement Operations

In 4Q15, cement sales amounted to 496 thousand tonnes, 15% down on 3Q15, while net revenue came to R$102 million. EBITDA totaled R$6 million, accompanied by a margin of 6%, due to the new operations ramp up in Arcos, Minas Gerais. In 2015, CSN sold 2,182 thousand tonnes of cement, in line with the 2014 figure, even with the sales fall in the region, according to SNIC statistics. Net revenue reached R$432 million, while EBITDA totaled R$75 million and the EBITDA margin was 17%.

Cement Highlights	4Q14	3Q15	4Q15	Accumulated		Change
(thousand t)				2014	2015	4Q15	x	3Q15	2015	x	2014
Total Production	586	627	564	2,194	2,262	(10%)			3%
Total Sales	551	582	496	2,209	2,182	(15%)			(1%)

For further information, please visit our corporate website at www.csn.com.br/ri	14

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption recorded an annual reduction of 2.1% in 2015, to 465 TWh. Consumption in the industrial and residential segments fell by 5.3% and 0.7%, respectively, while the commercial consumption edged up by 0.6%.

Results from CSN’s Energy Operations

In 4Q15, net revenue from energy operations totaled R$61 million, EBITDA stood at R$9 million and the EBITDA margin was 14%. In 2015, net revenue came to R$245 million, EBITDA totaled R$43 million and the EBITDA margin stood at 17%.

Mining Business Combination

In November 2015, a strategic alliance was concluded between CSN and the Asian Consortium, comprising ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp., through the combination, in a new company, Congonhas Minérios S.A., of the mining and associated logistics businesses of the Company and Nacional Minérios S.A. (Namisa), as shown below:

The various steps of the transaction are listed below:

•          Payment of dividends by Namisa (US$1.4 billion);

•          Transfer of the following assets to Congonhas Minérios through a capital increase and merger of Namisa:

o    From CSN: Casa de Pedra assets, the rights to operate the TECAR port terminal, Namisa (60%), MRS (8.63%), working capital and CSN debt (US$850 million);

o    From the Asian Consortium: Namisa (40%);

•          Settlement of the pre-existing contracts with Namisa;

•          Execution of the new Congonhas shareholders’ agreement;

•         The acquisition, by CSN, of the 4% interest in Congonhas Minérios held by the Asian Consortium for US$680 million, plus an additional 0.16% for US$27 million.

CSN transferred its mining operations and interests in Namisa and MRS to Congonhas Minérios, there being no change in control of said transferred assets and interests. This transaction also involved the transfer of working capital and US$850 million in debt.

For further information, please visit our corporate website at www.csn.com.br/ri	15

The 40% interest in Namisa held by the Asian Consortium was also transferred to Congonhas Minérios, the later having merged Namisa. As a result, the Asian Consortium only retained protective veto rights over the assets resulting from the combination of the mining and associated logistics businesses in Congonhas Minérios. Immediately prior to the transaction, Namisa paid US$1.4 billion in dividends. In addition, CSN acquired 4% of Congonhas for US$680 million, together with an additional 0.16% for US$27 million.

The business combination accounting procedure (CPC15/IFRS3) was applied, resulting in a gain in the income statement of R$2.9 billion, net of deferred taxes, and an increase in CSN’s total equity of R$4.5 billion. The transaction’s accounting stages are detailed in explanatory note 3 of the Standardized Financial Statements.

Capital Market

CSN’s shares appreciated by 2% in 4Q15, while the Ibovespa dropped by 4% in the same period. Daily traded volume on the BM&FBovespa averaged R$35.2 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 2%, versus the Dow Jones’ 7% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$1.8 million.

	4Q15	2015
Number of shares in thousand	1,387,524	1,387,524
Market Capitalization
Closing price (R$/share)	4.00	4.00
Closing price (US$/ADR)	0.98	0.98
Market Capitalization (R$ million)	5,550	5,550
Market Capitalization (US$ million)	1,360	1,360
Total return including dividends and interest on equity
CSNA3	2%	-17%
SID	2%	-46%
Ibovespa	-4%	-11%
Dow Jones	7%	-46%
Volume
Average daily (thousand shares)	7,158	6,223
Average daily (R$ Thousand)	35,233	32,277
Average daily (thousand ADRs)	1,493	2,359
Average daily (US$ Thousand)	1,855	4,054
Source: Economática

For further information, please visit our corporate website at www.csn.com.br/ri	16

Restatement of the Financial Statements of December 31, 2015

The Company is voluntarily restating its consolidated financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

As mentioned in Note 3, on November 30, 2015, Congonhas Minérios acquired the control of the joint venture Nacional Minérios (“Namisa”) and applied the CPC 15/IFRS3 for the accounting of the business combination, using the acquisition method.

The legal implementation of the transaction took place on November 30, 2015 and was carried out through the primary issuance of shares by Congonhas Minérios with the payment, by the Consórcio Asiático, of 40% of its shares held in Namisa. Act subsequent to the payment, Congonhas and CSN signed a Shareholders' Agreement of Namisa granting the majority control of Namisa to Congonhas on the same date. On December 31, 2015, Namisa was merged into Congonhas, extinguishing the said Shareholders' Agreement.

The application of the acquisition method for the business combination resulted in net gains of R$2.9 billion in the statement of income of Congonhas coming from the remeasurement to fair value of the 60% interest in Namisa and from the elimination of the pre-existing relationships related to the operating agreements between Namisa and Congonhas. These gains were fully recorded in Congonhas, the acquirer for the purposes of this business combination. On the other hand, to implement the operation, CSN had recorded in its financial statements previously filed a gain of R$1.9 billion directly in its net equity from the change in its equity interest in Congonhas, which is being adjusted to a gain of R$1.6 billion. These amounts are detailed in Note 3.

The interpretative aspect of the CPC/IFRS application in this operation stems from the moment the gains are recorded and how these gains are allocated between the shareholders of Congonhas at the acquisition date. In the previous accounting procedure, even with the entire transaction being carried out on a single date, the corporate actions complied with a specific order in which the Company based its interpretation for the allocation of the gains to controlling and non-controlling shareholders. Within this context, Congonhas would have admitted the Consórcio Asiático in its shareholder base before the acquisition of control of Namisa, the reason why the gains with the business combination were allocated to the shareholders considering their respective equity interests in the capital of Congonhas, i.e., 87.52% to CSN and 12.48% to the Consórcio Asiático. Pursuant to the new interpretation of the events that took place on November 30, 2015, the gains from the business combination were recorded in Congonhas before the admission of the Consórcio Asiático in Congonhas' shareholder base and, for this reason, these gains are being exclusively allocated to the shareholder CSN.

The following table summarizes the change of the approach:

For further information, please visit our corporate website at www.csn.com.br/ri	17

The following table summarizes the change of the approach:

Thus, the new interpretation for the implementation of the transaction gives rise to the gains from the business combination being presented as follows:

  Income Statement

Consolidated				Parent Company
December 31, 2015				December 31, 2015
	As presented	Reclassifications	Restated	As presented	Reclassifications	Restated
Equity in earnings of investees	1,160,348		1,160,348	5,968,872	359,897	6,328,769
Net income for the year	1,615,951		1,615,951	1,257,896	359,897	1,617,793
Attributable to:
Controlling interest	1,257,896	359,897	1,617,793	1,257,896	359,897	1,617,793
Non-controlling interest	358,055	(359,897)	(1,842)
	1,615,951		1,615,951	1,257,896	359,897	1,257,896

  •       Net Equity

December 31, 2015
	As presented	Reclassifications	Restated
Common stock	4,540,000		4,540,000
Capital reserve	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholders' equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders' equity	8,735,663		8,735,663

  The restatement above does not affect the consolidated results of the Company and does not change its net equity, being only a reallocation between certain line items.

For further information, please visit our corporate website at www.csn.com.br/ri	18

  Conference Call in Portuguese with Simultaneous Translation into English

  November 14, 2016 – Monday

  11:00 a.m. – Brasília time/08:00 a.m. – US EST

  Phone: +55 (11) 2188-0155 (Brazil)

  +1 646 843-6054 (USA)

  Conference ID: CSN

  Webcast: www.csn.com.br/ir

IR Executive Officer – David Moise Salama Rodrigo Bonsaver (rodrigo.bonsaver@csn.com.br) Lucas Aparecida (lucas.aparecida@csn.com.br)

  Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectonist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website at www.csn.com.br/ri	19

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	4Q14	3Q15	4Q15	2014	2015
Net Revenues	3,819,961	3,955,990	3,678,470	16,126,232	15,331,852
Domestic Market	2,247,306	1,829,953	1,703,493	9,966,491	7,751,745
Foreign Market	1,572,655	2,126,037	1,974,977	6,159,741	7,580,107
Cost of Goods Sold (COGS)	(2,899,300)	(3,015,403)	(2,911,727)	(11,592,382)	(11,799,758)
COGS, excluding depreciation	(2,566,894)	(2,736,617)	(2,609,884)	(10,370,080)	(10,687,220)
Depreciation allocated to COGS	(332,406)	(278,786)	(301,843)	(1,222,302)	(1,112,538)
Gross Profit	920,661	940,587	766,743	4,533,850	3,532,094
Gross Margin (%)	24%	24%	21%	28%	23%
Selling Expenses	(348,045)	(408,460)	(410,638)	(1,032,909)	(1,426,642)
General and Administrative Expenses	(96,814)	(116,674)	(126,715)	(424,620)	(456,492)
Depreciation allocated to SG&A	(5,386)	(5,747)	(6,218)	(22,829)	(23,234)
Other operation income (expense), net	(295,482)	(85,220)	2,913,324	(566,639)	2,391,551
Share of profits (losses) of investees	246,471	861,128	(55,436)	331,160	1,160,348
Operational Income before Financial Results	421,405	1,185,614	3,081,060	2,818,013	5,177,625
Net Financial Results	(580,840)	(1,548,867)	(182,788)	(3,081,433)	(3,373,050)
Income before social contribution and income taxes	(159,435)	(363,253)	2,898,272	(263,420)	1,804,575
Income Tax and Social Contribution	226,427	(169,398)	(526,879)	151,153	(188,624)
Profit/(Loss) for the period	66,992	(532,651)	2,371,393	(112,267)	1,615,951

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
			Originally presented	Restatement		Originally presented	Restatement
	4Q14	3Q15	4Q15		2014	2015
Net Revenues	3,352,566	3,118,708	2,670,782	2,670,782	13,165,514	11,718,369	11,718,369
Domestic Market	2,002,832	1,660,652	1,584,206	1,584,206	9,054,879	7,183,467	7,183,467
Foreign Market	1,349,734	1,458,056	1,086,576	1,086,576	4,110,635	4,534,902	4,534,902
Cost of Goods Sold (COGS)	(2,497,483)	(2,472,690)	(2,207,557)	(2,207,557)	(9,159,454)	(9,137,528)	(9,137,528)
COGS, excluding depreciation	(2,225,262)	(2,249,203)	(2,000,004)	(2,000,004)	(8,152,483)	(8,289,803)	(8,289,803)
Depreciation allocated to COGS	(272,221)	(223,487)	(207,553)	(207,553)	(1,006,971)	(847,725)	(847,725)
Gross Profit	855,083	646,018	463,225	463,225	4,006,060	2,580,841	2,580,841
Gross Margin (%)	26%	21%	17%	17%	30%	22%	22%
Selling Expenses	(128,768)	(183,412)	(202,128)	(202,128)	(448,570)	(676,032)	(676,032)
General and Administrative Expenses	(78,485)	(94,793)	(99,771)	(99,771)	(350,987)	(365,721)	(365,721)
Depreciation allocated to SG&A	(3,747)	(3,909)	(4,236)	(4,236)	(15,927)	(16,016)	(16,016)
Other operation income (expense), net	(277,514)	(86,261)	(272,058)	(272,058)	(488,007)	(752,737)	(752,737)
Share of profits (losses) of investees	627,236	2,600,525	2,250,870	2,610,767	1,098,243	5,968,872	6,328,769
Operational Income before Financial Results	993,805	2,878,168	2,135,902	2,495,799	3,800,812	6,739,207	7,099,104
Net Financial Results	(1,241,698)	(3,287,418)	(170,213)	(170,213)	(4,498,072)	(6,041,223)	(6,041,223)
Income before social contribution and income taxes	(247,893)	(409,250)	1,965,689	2,325,586	(697,260)	697,984	1,057,881
Income Tax and Social Contribution	315,731	(123,263)	46,932	46,932	592,042	559,912	559,912
Profit/(Loss) for the period	67,838	(532,513)	2,012,621	2,372,518	(105,218)	1,257,896	1,617,793

For further information, please visit our corporate website at www.csn.com.br/ri	20

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
Consolidated		Originally presented	Restatement
	09/30/2015	12/31/2015
Current assets	16,206,671	16,430,691	16,430,691
Cash and cash equivalents	8,226,780	8,624,651	8,624,651
Trade receivables	2,417,122	1,578,277	1,578,277
Inventories	4,707,165	4,941,314	4,941,314
Other current assets	855,604	1,286,449	1,286,449
Non-current assets	36,441,889	32,219,283	32,219,283
Long-term receivables	4,488,172	4,890,948	4,890,948
Investments measured at amortized cost	13,951,071	3,998,227	3,998,227
Property, plant and equipment	16,928,891	17,871,599	17,871,599
Intangible assets	1,073,755	5,458,509	5,458,509
Total assets	52,648,560	48,649,974	48,649,974
Current liabilities	4,383,501	5,325,571	5,325,571
Payroll and related taxes	282,006	256,840	256,840
Suppliers	1,723,865	1,293,008	1,293,008
Taxes payable	303,394	700,763	700,763
Borrowings and financing	940,375	1,874,681	1,874,681
Other payables	1,000,216	1,073,017	1,073,017
Provisions	133,645	127,262	127,262
Non-current liabilities	44,610,806	34,588,740	34,588,740
Borrowings and financing	33,366,561	32,407,834	32,407,834
Deferred Income Tax and Social Contribution	294,483	494,851	494,851
Other payables	9,385,077	131,284	131,284
Provisions	735,961	711,472	711,472
Other provisions	828,724	843,299	843,299
Shareholders’ equity	3,654,253	8,735,663	8,735,663
Paid-in capital	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30
Earnings reserves	846,908	2,104,804	2,464,701
Profit/Losses	(754,725)	-	-
Other comprehensive income	(1,015,756)	1,019,913	660,016
Non-controlling interests	37,796	1,070,916	1,070,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	52,648,560	48,649,974	48,649,974

For further information, please visit our corporate website at www.csn.com.br/ri	21

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
Parent Company		Originally presented	Restatement
	09/30/2015	12/31/2015
Current assets	9,868,283	8,842,440	8,842,440
Cash and cash equivalents	2,980,560	2,648,798	2,648,798
Trade receivables	3,039,009	2,467,523	2,467,523
Inventories	3,210,222	2,850,744	2,850,744
Other current assets	638,492	875,375	875,375
Non-current assets	45,946,053	36,763,086	36,763,086
Long-term receivables	4,528,125	4,510,431	4,510,431
Investments measured at amortized cost	26,809,924	23,323,565	23,323,565
Property, plant and equipment	14,524,467	8,866,348	8,866,348
Intangible assets	83,537	62,742	62,742
Total assets	55,814,336	45,605,526	45,605,526
Current liabilities	5,737,112	4,272,372	4,272,372
Payroll and related taxes	217,516	141,496	141,496
Suppliers	1,436,787	742,364	742,364
Taxes payable	154,706	5,814	5,814
Borrowings and financing	2,835,432	2,879,073	2,879,073
Other payables	1,000,745	411,699	411,699
Provisions	91,926	91,926	91,926
Non-current liabilities	46,460,767	33,668,407	33,668,407
Borrowings and financing	34,284,830	31,109,017	31,109,017
Deferred Income Tax and Social Contribution	-	-	-
Other payables	9,476,799	126,450	126,450
Provisions	647,367	564,372	564,372
Other provisions	2,051,771	1,868,568	1,868,568
Shareholders’ equity	3,616,457	7,664,747	7,664,747
Paid-in capital	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30
Earnings reserves	846,908	2,104,804	2,464,701
Profit/Losses	(754,725)	-	-
Other comprehensive income	(1,015,756)	1,019,913	660,016
Non-controlling interests	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,814,336	45,605,526	45,605,526

For further information, please visit our corporate website at www.csn.com.br/ri	22

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
		Originally presented	Restatement
	3Q15	4Q15
Net cash generated by operating activities	239,382	3,651,713	3,651,713
(Net Losses) / Net income attributable to controlling shareholders	(532,513)	2,012,621	2,372,518
Loss for the period attributable to non-controlling interests	(138)	358,772	(1,125)
Charges on borrowings and financing	888,883	359,893	359,893
Depreciation, depletion and amortization	295,482	319,703	319,703
Share of profits (losses) of investees	(861,128)	55,436	55,436
Deferred income tax and social contribution	56,602	350,888	350,888
Foreign exchange and monetary variations, net	2,013,771	(257,569)	(257,569)
Result from derivative financial instruments	1,117	311	311
Impairment of available-for-sale assets	81,016	376,431	376,431
Write-off of permanent assets	220	1,693	1,693
Accrued actuarial liability	-	1,193	1,193
Buyback of debt securities	-	(166,642)	(166,642)
Gain with business combination	-	(3,413,033)	(3,413,033)
Provisions	(67,064)	(5,168)	(5,168)
Working Capital	(1,636,866)	3,657,184	3,657,184
Accounts Receivable	(339,619)	810,610	810,610
Trade Receivables – Related Parties	(52,990)	299,712	299,712
Inventory	(276,940)	(196,492)	(196,492)
Interest receive - Related Parties	-	3,545,142	3,545,142
Judicial Deposits	(17,912)	5,565	5,565
Suppliers	75,655	(41,647)	(41,647)
Taxes and Contributions	(59,355)	(302,944)	(302,944)
Interest Expenses	(1,101,875)	(492,922)	(492,922)
Others	136,170	30,160	30,160
Cash Flow from Investment Activities	(399,154)	(2,651,757)	(2,651,757)
Investments	-	(2,727,036)	(2,727,036)
Fixed Assets/Intangible	(803,395)	86,598	86,598
Derivative transactions	665,031	(313,760)	(313,760)
Cash and Cash Equivalent from Namisa Consolidation	-	456,364	456,364
Related parties loans	(18,332)	(17,742)	(17,742)
Loans / Receive loans - related parties	384,960	-	-
Short-term investment, net of redeemed amount	(627,418)	(136,181)	(136,181)
Cash Flow from Financing Companies	(86,421)	(804,567)	(804,567)
Borrowings and financing raised, net of transaction costs	337,934	(563,515)	(563,515)
Amortizations/funding for Fortaiting/Drawee risk	(59,694)	14,898	14,898
Amortizations	(364,661)	(46,994)	(46,994)
Buyback of debt securities	-	(208,956)	(208,956)
Foreign Exchange Variation on Cash and Cash Equivalents	1,127	66,301	66,301
Free Cash Flow	(245,066)	261,690	261,690

For further information, please visit our corporate website at www.csn.com.br/ri	23

SALES VOLUME CONSOLIDATED (thousand tonnes)

	4Q14	3Q15	4Q15	2014	2015
Flat Steel	837	645	599	3,665	2,807
Slabs	3	-	2	11	6
Hot Rolled	336	233	207	1,521	1,065
Cold Rolled	166	128	123	682	556
Galvanized	226	195	181	1,028	818
Tin Plates	105	88	86	423	362
Long Steel UPV	30	41	44	52	161
DOMESTIC MARKET	867	686	643	3,718	2,968
	4Q14	3Q15	4Q15	2014	2015
Flat Steel	213	351	333	714	1,297
Hot Rolled	39	68	51	53	235
Cold Rolled	15	47	51	65	204
Galvanized	123	198	188	481	717
Tin Plates	35	38	43	115	142
Long Steel (profiles)	173	154	154	746	724
FOREIGN MARKET	386	505	487	1,460	2,022

	4Q14	3Q15	4Q15	2014	2015
Flat Steel	1,050	996	933	4,379	4,105
Slabs	3	-	2	11	6
Hot Rolled	376	301	258	1,574	1,300
Cold Rolled	181	175	174	747	759
Galvanized	349	393	369	1,509	1,535
Tin Plates	141	126	129	538	504
Long Steel UPV	30	41	44	52	161
Long Steel (profiles)	173	154	154	746	724
TOTAL MARKET	1,253	1,191	1,130	5,177	4,990

SALES VOLUME PARENT COMPANY (thousand tonnes)

	4Q14	3Q15	4Q15	2014	2015
Flat Steel	918	721	677	4,033	3,164
Slabs	3	-	2	11	6
Hot Rolled	371	270	236	1,693	1,209
Cold Rolled	178	139	145	730	634
Galvanized	257	223	205	1,171	943
Tin Plates	109	89	88	428	371
Long Steel UPV	6	41	44	18	160
DOMESTIC MARKET	924	762	721	4,051	3,324
	4Q14	3Q15	4Q15	2014	2015
Flat Steel	365	378	263	500	1,077
Hot Rolled	216	177	113	261	510
Cold Rolled	58	63	18	65	139
Galvanized	56	101	89	60	288
Tin Plates	35	38	43	115	141
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	365	378	263	500	1,077
	4Q14	3Q15	4Q15	2014	2015
Flat Steel	1,283	1,099	940	4,533	4,241
Slabs	3	-	2	11	6
Hot Rolled	587	447	349	1,954	1,718
Cold Rolled	235	202	163	795	773
Galvanized	314	324	294	1,231	1,231
Tin Plates	145	126	131	542	512
Long Steel UPV	6	41	44	18	160
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,290	1,140	984	4,551	4,401

NET REVENUE PER UNIT

	4Q14	3Q15	4Q15	2014	2015
Average (DM and FM) - R$/t	2,134	2,224	2,222	2,174	2,193

For further information, please visit our corporate website at www.csn.com.br/ri	24

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.